SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

EP Energy Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

268785102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268785102

1	Name of Reporting Person: Riverstone V Everest Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 19,942,040

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 19,942,040

9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,942,040

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.1%(1)

12	Type of Reporting Person PN

(1)                                 Based on 244,800,513 shares of Class A common stock outstanding as of October 30, 2014, as reported in EP Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 5, 2014.

CUSIP No. 268785102

1	Name of Reporting Person: Riverstone V FT Corp Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,334,686

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,334,686

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,334,686

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.6%(1)

12	Type of Reporting Person PN

(1)                                 Based on 244,800,513 shares of Class A common stock outstanding as of October 30, 2014, as reported in EP Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 5, 2014.

CUSIP No. 268785102

1	Name of Reporting Person: Riverstone Energy Partners V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 31,276,726

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 31,276,726

9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,276,726

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 12.8%(1)

12	Type of Reporting Person PN

(1)                                 Based on 244,800,513 shares of Class A common stock outstanding as of October 30, 2014, as reported in EP Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 5, 2014.

CUSIP No. 268785102

1	Name of Reporting Person: Riverstone Energy GP V, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 31,276,726

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 31,276,726

9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,276,726

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 12.8%(1)

12	Type of Reporting Person OO

(1)                                 Based on 244,800,513 shares of Class A common stock outstanding as of October 30, 2014, as reported in EP Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 5, 2014.

Item 1(a).	Name of Issuer: EP Energy Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1001 Louisiana Street Houston, Texas 77002

Item 2(a).	Names of Persons Filing: Riverstone V Everest Holdings, L.P. Riverstone V FT Corp Holdings, L.P. Riverstone Energy Partners V, L.P. Riverstone Energy GP V, LLC
Item 2(b).

Address or Principal Business Office or, if none, Residence:
The principal business office for each of Riverstone V Everest Holdings, L.P., Riverstone V FT Corp Holdings, L.P., Riverstone Energy Partners V, L.P. and Riverstone Energy GP V, LLC is:

712 Fifth Avenue, 36th Floor
New York, NY 10019

Item 2(c).

Citizenship:
Each of Riverstone V Everest Holdings, L.P., Riverstone V FT Corp Holdings, L.P. and Riverstone Energy Partners V, L.P. is a Delaware limited partnership.

Riverstone Energy GP V, LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities: Class A Common Stock, par value $0.01
Item 2(e).	CUSIP Number: 268785102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:

The percent of class provided for each reporting person below is based on 244,800,513 shares of Class A common stock outstanding as of October 30, 2014, as reported in EP Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 5, 2014.

	1.	Riverstone V Everest Holdings, L.P.
		a.	Amount beneficially owned: 19,942,040
		b.	Percent of class: 8.1%
		c.	Number of units as to which the person has:
			i.	Sole power to vote or to direct the vote: 0
			ii.	Shared power to vote or to direct the vote: 19,942,040

		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 19,942,040
2.	Riverstone V FT Corp Holdings, L.P.
	a.	Amount beneficially owned: 11,334,686
	b.	Percent of class: 4.6%
	c.	Number of units as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 11,334,686
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 11,334,686
3.	Riverstone Energy Partners V, L.P.
	a.	Amount beneficially owned: 31,276,726
	b.	Percent of class: 12.8%
	c.	Number of units as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 31,276,726
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 31,276,726
4.	Riverstone Energy GP V, LLC
	a.	Amount beneficially owned: 31,276,726
	b.	Percent of class: 12.8%
	c.	Number of units as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 31,276,726
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 31,276,726

The reporting persons beneficially own shares of Class A common stock of EP Energy Corporation. Riverstone V Everest Holdings, L.P. and Riverstone V FT Corp Holdings, L.P. are the record holders of 19,942,040 shares of Class A common stock and 11,334,686 shares of Class A common stock, respectively.  Riverstone Energy Partners V, L.P. is the general partner of each of Riverstone V Everest Holdings, L.P. and Riverstone V FT Corp Holdings, L.P. Riverstone Energy GP V, LLC is the general partner of Riverstone Energy Partners V, L.P. Riverstone Energy GP V, LLC is managed by a seven person managing committee. The reporting persons other than Riverstone V Everest Holdings, L.P. and Riverstone V FT Corp Holdings, L.P. may be deemed to share beneficial ownership of the shares of Class A common stock owned of record by Riverstone V Everest Holdings, L.P. and Riverstone V FT Corp Holdings, L.P.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 12, 2015	RIVERSTONE V EVEREST HOLDINGS, L.P.

By Riverstone Energy Partners V, L.P., its general partner

By Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE V FT CORP HOLDINGS, L.P.

By Riverstone Energy Partners V, L.P., its general partner

By Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE ENERGY PARTNERS V, L.P.

By Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE ENERGY GP V, LLC

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

[Signature Page — Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement